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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



13012714

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 2 8 2013

Washington DC
400

SEC FILE NUMBER
8-52675

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/12_____ AND ENDING_____12/31/12_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JACQUES FINANCIAL, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__15430 AVERY ROAD__
                                    (No. and Street)

__ROCKVILLE, MD 20855__
              (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__JOSEPH W. JACQUES__   (301) 738-1303
                                                          (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__WILLIAM BATDORF & COMPANY, P.C.__
                    (Name- *if individual, state last, first, middle name*)

__1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, _____JOSEPH W. JACQUES_____, swear (or affirm)
that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm
of _____JACQUES FINANCIAL, LLC_____, as of __December 31, 2012,__ are true and
correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any
proprietary interest in any account classified solely as that of customer, except as follows:

_____

_____

_____

X _____
Signature

Managing Member _____
Title

_____
Notary Public

Notary Expires 08-29-2013

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACQUES FINANCIAL, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

JACQUES FINANCIAL, LLC
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2012

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT

Members
Jacques Financial, LLC
Rockville, MD

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Jacques Financial, LLC (the Company) as of December 31, 2012, and the related statements of income, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair representation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jacques Financial, LLC, as of December 31, 2012, and the results of its

1

operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other reports used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

William Batterful Company, P.C.

Washington, DC
February 20, 2013

JACQUES FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS

Cash	$ 122,803
Commissions Receivable	152,244
Total Current Assets	275,047

OTHER ASSETS

Investment Securities Available for Sale	90,426
Total Assets	$ 365,473

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Commissions Payable to Related Party	$ 222,490
Total Current Liabilities	222,490

MEMBERS' EQUITY

	142,983
Total Liabilities and Members' Equity	$ 365,473

JACQUES FINANCIAL, LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2012

REVENUES

Commissions	$ 4,311,840
Unrealized Gain on Investments	12,370
Total Revenues	4,324,210

EXPENSES

Commissions	3,926,088
Licenses and Permits	19,815
Other Expenses	14,813
Total Expenses	3,960,716
Net Income	$ 363,494

JACQUES FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
DECEMBER 31, 2012

	Individuals	Trust	Total
Balance at January 1, 2012	$ 112,983	$ 0	$ 112,983
Net Income Prior to S-Corp Election	30,000		30,000
Net Income After S-Corp Election	16,675	316,819	333,494
Dividends Paid	(16,675)	(316,819)	(333,494)
Transfer by Gift	(135,833)	135,833	0
Balance, December 31, 2012	$ 7,150	$ 135,833	$ 142,983

JACQUES FINANCIAL, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	363,494
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Changes in Assets and Liabilities:		
Decrease in Commissions Receivable		6,141
Increase in Investment Securities		(12,369)
Increase in Commissions Payable to Related Party		64,104
Net Cash Provided by Operating Activities		421,370
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends Paid		(333,494)
Net Increase in Cash		87,876
CASH		
Cash at Beginning of Year		34,927
Cash at End of Year	$	122,803

NOTE 1 - ORGANIZATION

Jacques Financial, LLC, a Maryland limited liability company (the Company), was formed on January 24, 2000 for the purpose of providing clients with customized financial solutions to their retirement and short-term asset protection needs. Operations began on December 19, 2000 as a limited liability company. It elected S-Corporation on November 9, 2012. The services provided are for individual and institutional customers in the Mid-Atlantic region, and other states. The Company operates its broker/dealer business on the fully disclosed basis.

For the year ended December 31, 2012, the broker/dealer business accounted for 99.7% of total revenue. Unrealized gain on investments accounted for .3% of total revenues.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Basis of Accounting – The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition – Commissions revenue is recorded on a trade-date basis.

Commissions Receivable – Commissions receivable represent commissions due from various mutual fund families. These receivables are generally fully collected within 30 days. As a result, management has not provided an allowance for doubtful accounts.

Investment Securities – Investment securities are valued at market value. The increase or decrease in unrealized appreciation or depreciation is included in income.

Income Taxes – On November 9, 2012, the Company elected to be taxed as an S-Corporation. The members are taxed on the distributions of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

NOTE 3 – OTHER ASSETS – INVESTMENT SECURITIES

The costs, gross gains/(losses), and fair value of securities as of December 31, 2012 are as follows:

	Cost	Prior Years Gross Gains	Current Year Gross Loss	Cumulative Member Withdrawals	Fair Value
Mutual fund securities	$ 67,530	$50,526	$12,370	$(40,000)	$90,426

NOTE 4 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, Level 1, Level 2, and Level 3.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measure at fair value on a recurring basis as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Mutual Fund	$90,426	$ -	$ -	$90,426

JACQUES FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

NOTE 5 – NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was 1.77 to 1 at December 31, 2012. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000. The Company had net capital of $125,419 at December 31, 2012, which satisfied the net capital requirements.

NOTE 6 – RELATED PARTY TRANSACTIONS
Commissions Payable and Expense – Pursuant to the management agreement, Joseph W. Jacques, CPA, CFP, a member and an affiliate of another member, will receive from the Company a commission fee in compensation for management services and services rendered as the Registered Representative of the Company. As management agent, Joseph W. Jacques, CPA, CFP is responsible for rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services, and other general and administrative and office expenses incurred on behalf of the Company.

The commission fee paid to Joseph W. Jacques, CPA, CFP, is a percentage of the total commission revenue received by the Company. The commission rate is variable from period to period at the discretion of the Company. Joseph W. Jacques, CPA, CFP, retains the right to withdraw from the agreement upon appropriate notice. $3,926,088 of commission fees have been expensed by the Company for the year ended December 31, 2012. $3,861,984 was paid during the year. Commission fees payable of $222,490 remained outstanding at December 31, 2012.

NOTE 7 – CONCENTRATION OF RISK
The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds and annuities for the Company's clients. The manager of the Company is responsible for the majority of the revenue earned by the Company.

NOTE 8 – OTHER REGULATORY REQUIREMENTS
The Company does not hold any funds or securities for the accounts of customers and clears all its customers' transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 9 – SUBSEQUENT EVENTS
Management has evaluated subsequent events through February 20, 2013, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

JACQUES FINANCIAL, LLC
AT DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL

Total Members' Equity from Statement of Financial Condition	$ 142,983
Deductions and/or Charges	
Non-Allowable Assets	—
Other Deductions and/or Charges	(4,000)
Net Capital before Haircuts on Securities Positions	138,983
Haircuts on Securities	
Other Securities	(13,564)
Net Capital	$ 125,419

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required	$ 14,833
Minimum Dollar Net Capital Requirement	$ 50,000
Net Capital Requirement	$ 50,000
Excess Net Capital	$ 75,419
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$ 65,419

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities	$ 222,490
Percentage of Aggregate Indebtedness to Net Capital	177%

SCHEDULE III

STATEMENT RELATING TO REQUIREMENTS OF RULE 17A-5(D)(4)

There were no differences between the computation of net capital under rule 15c3-1 in this report and such computation in the respondent's original Part IIA unaudited filing.

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ON INTERNAL ACCOUNTING CONTROL

Members
Jacques Financial, LLC
Rockville, MD

In planning and performing our audit of the financial statements of Jacques Financial, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Batliff Company, P.C.

February 20, 2013
Washington, DC

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

Members
Jacques Financial, LLC
Rockville, MD

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SPIC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Jacques Financial, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SPIC solely to assist you and other specified parties in evaluating Jacques Financial, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Jacques Financial, LLC's management is responsible for Jacques Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check registers and bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

William Batdorf & Company, P.C.

February 20, 2013
Washington, DC

| SIPC-7
(33-REV 7/10) | **SECURITIES INVESTOR PROTECTION CORPORATION**
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form) | SIPC-7
(33-REV 7/10) |

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
052675   FINRA   DEC
JACQUES FINANCIAL LLC      14*14
15430 AVERY RD
ROCKVILLE MD 20855-1711
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joseph W. Jacques
301-738-1303

2. A. General Assessment (item 2e from page 2) $ _____ 9

    B. Less payment made with SIPC-6 filed (**exclude interest**)   (_____ 4)

              Date Paid

    C. Less prior overpayment applied   (_____ 134)

    D. Assessment balance due or (overpayment)   (129)

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

    F. Total assessment balance and interest due (or overpayment carried forward) $ (129)

    G. PAID WITH THIS FORM:
         Check enclosed, payable to SIPC
         Total (must be same as F above) $ _____

    H. Overpayment carried forward $(129)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Jacques Financial LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 24 day of January, 20 13.

Operations Manager
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _4311840_

2b. Additions:

  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

  (2) Net loss from principal transactions in securities in trading accounts.   _____

  (3) Net loss from principal transactions in commodities in trading accounts.   _____

  (4) Interest and dividend expense deducted in determining item 2a.   _____

  (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

  (7) Net loss from securities in investment accounts.   _____

     Total additions   _____

2c. Deductions:

  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _4308240_

  (2) Revenues from commodity transactions.   _____

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

  (4) Reimbursements for postage in connection with proxy solicitation.   _____

  (5) Net gain from securities in investment accounts.   _____

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    _____   _____

    (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii)

    Total deductions   _4308240_

2d. SIPC Net Operating Revenues $_3600_

2e. General Assessment @ .0025 $_9_

(to page 1, line 2.A.)

2

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i)   Broker or Dealer:
           JACQUES FINANCIAL, LLC
           15430 Avery Road
           Rockville, MD 20855

        SEC Registration Number: **8-52675**

        FINRA Registration Number: **104219**

(ii)   Accounting Firm:
           WILLIAM BATDORF & COMPANY, P.C.
           1750 K Street, Suite 375
           Washington, DC 20006
           (202) 331-1040

        Accountant's State of Registration Number: **CPC900379**

(iii)   Audit date covered by the Agreement: **12/31/2012**

(iv) The contractual commitment to conduct the broker's or dealer's annual audit – (check one)
        (x)   Is for the annual audit only for the fiscal year ending 2012.
        ( )   Is of a continuing nature providing for successive annual audits.
        *   If this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person/firm has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principle office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principle office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: _____   Date: _/2-3/-/2_

Name: _____ Joseph W. Jacques _____

Title (FINOP or President): _____ FINOP _____



SEC
Processing Section

FEB 28 2013

Washington DC
400

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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hours per response......	12.00

SEC FILE NUMBER
8-68078

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2012** AND ENDING **12/31/2012**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY

NAME OF BROKER-DEALER: **Hypatia Capital Advisors LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

750 Lexington Avenue, Sixth Floor

(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia Lizarraga, CEO   **(212) 472 - 7500**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP

(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, **Patricia Lizarraga, CEO** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Hypatia Capital Advisors LLC _____ , as
of **December 31** _____ , 20 **12** ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

SANDRA J BAPTISTE
Notary Public - State of New York
NO. 01BA6248239
Qualified in New York County
My Commission Expires

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hypatia Capital Advisors, LLC

Statement of Financial Condition

December 31, 2012

Contents

 **McGladrey**

Independent Auditor's Report

To the Managing Member
Hypatia Capital Advisors, LLC
New York, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Hypatia Capital Advisors, LLC (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hypatia Capital Advisors, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 27, 2013

1

Hypatia Capital Advisors, LLC

Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$	29,863
Accounts Receivable		32,317
Property and Equipment (net of accumulated depreciation of $7,534)		228
Other Assets		4,980
Total assets	$	67,388

LIABILITIES AND MEMBER'S EQUITY

Liabilities - accounts payable and accrued expenses	$	11,099
Member's Equity		56,289
Total liabilities and Member's equity	$	67,388

See Notes to Statement of Financial Condition.

Hypatia Capital Advisors, LLC

Notes to Statement of Financial Condition

Note 1.   Organization and Business

Hypatia Capital Advisors, LLC (the "Company") commenced operations on October 1, 2008. The Company became a broker-dealer on July 7, 2009 and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Securities Investor Protection Corporation ("SIPC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides financial advisory and investment banking services. The Company does not hold customer funds or safe keep customer securities and is exempt from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

Note 2.   Significant Accounting Policies

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition.

Income Taxes: The Company is a single-member limited liability company whose parent is a single-member limited liability company classified as a partnership for federal income tax purposes. The Company is a "disregarded entity" for tax purposes and its income is included in the Parent's partnership return and, therefore, no provision for income taxes is required. FASB Accounting Standards Codification Topic 740 ("ASC 740"), *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2012, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state or local tax authorities for tax years before 2009.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Depreciation: Depreciation is provided on a straight-line basis using estimated useful lives of three to five years.

Note 3.   Fixed Assets

Details of fixed assets at December 31, 2012 are as follows:

Computer equipment	$ 7,003
Business equipment	759
Total fixed assets, at cost	7,762
Less accumulated depreciation	7,534
Net fixed assets	$ 228

Hypatia Capital Advisors, LLC

Notes to Statement of Financial Condition

Note 4.   Commitments and Contingencies

Leases: On October 1, 2010, the Company executed an operating sublease for office space in New York, New York on a month-to-month basis and until either party notifies the other party of its intent to terminate the agreement. Such notification must be in writing and must be delivered at least thirty (30) days before the date that the terminating party wishes to end the agreement.

Other: The Company has an obligation to compensate a former employee a percentage of future transaction success fees, if they should occur. The additional compensation is up to a maximum payment of $47,400. Such trail fee compensation is contingent on the future transaction fees as earned by the company.

Note 5.   Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had a net capital of $18,764, which was $13,764 in excess of its required net capital of $5,000. The Company had aggregate indebtedness at December 31, 2012 of $11,099. The Company's ratio of aggregate indebtedness to net capital was 0.59 to 1 at December 31, 2012.

Note 6.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statement was issued. Subsequent to year-end capital contributions were $7,000.